SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011
Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

 (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
Mexico, D.F. 11311
 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No X

English translation of a Relevant Event filed with the Bolsa Mexicana de Valores (Mexican Stock Exchange, or BMV) on September 13, 2011

Issue:
SUSPENSION, UNTIL FURTHER NOTICE, OF THE OFFERING OF CERTIFICADOS BURSÁTILES (PUBLICLY-TRADED NOTES), IN THE MEXICAN MARKET, UNDER THE TICKER SYMBOLS PEMEX 11-2, PEMEX 11-3 AND PEMEX 11U.

Relevant Events:

Petróleos Mexicanos would like to inform investors that, given the current highly volatile conditions and persistent uncertainty in the financial markets, it has decided to suspend, until further notice, the offers and the related issuances of certificados bursátiles (publicly-traded notes), in the Mexican market, under the ticker symbols “Pemex 11-2,” “Pemex 11-3” and “Pemex 11U,” such offers having been duly published through a public offer notice dated September 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: Arturo Delpech del Ángel
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: September 15, 2011

 FORWARD-LOOKING STATEMENTS

        This report contains words, such as “believe,” “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance.  We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.  These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements.  In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.